Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2021

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors to consider this quarterly report.

1.3

Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Luo Xinpeng, Chief Accountant and Mr. Liu Qiyi, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in this quarterly report of the Company have not been audited.

2.	THE OVERALL INFORMATION OF THE COMPANY

2.1	Principal financial data

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease as compared with the end of this reporting period of last year (%)

Total assets	36,867,346,357	36,780,451,862	0.24

Net assets attributable to shareholders of listed company	28,124,745,820	28,192,839,252	(0.24)

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)

Net cash flow from operating activities	(328,591,924)	392,515,633	(183.71)

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)

Revenues from operation	4,413,764,612	3,767,511,446	17.15

Net profit attributable to shareholders of listed company	(93,372,207)	(462,072,653)	N/A

Net profit attributable to shareholders of listed company after extraordinary gain or loss	(93,683,062)	(462,654,338)	N/A

Weighted average return on net assets (%)	(0.33)	(1.60)	N/A

Basic earnings per share (¥/share)	(0.013)	(0.065)	N/A

Diluted earnings per share (¥/share)	(0.013)	(0.065)	N/A

Extraordinary gain or loss items and amounts

✓  Applicable     ☐  Not applicable

Unit: ¥    Currency: RMB

Items	Amount for the period

Gain or loss on disposal of non-current assets	(2,833,279)

Other non-operating income and expenses other than aforesaid items	2,209,950

Effect of minority interest (net of tax)	927,411

Effect of income tax	6,773

Total	310,855

Note:    Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten holders of shares without selling restrictions at the end of the reporting period

Unit: Shares

Total number of shareholders (Number)	202,110
Shareholding of top ten shareholders
Name of shareholder (Full name)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restrictions held	Subject to pledge or frozen		Nature of shareholder
				Status of shares	Number

China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	None	—	State-owned legal person

HKSCC NOMINEES LIMITED (Note)	1,538,497,803	21.72	—	Unknown	—	Foreign legal person

Lin Naigang	124,000,000	1.75	—	Unknown	—	Domestic natural person

Li Wei	32,000,001	0.45	—	Unknown	—	Domestic natural person

Taiyuan Iron & Steel (Group) Company Limited	29,338,189	0.41	—	Unknown	—	State-owned legal person

Li Haihong	28,541,961	0.40	—	Unknown	—	Domestic natural person

Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other

Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	26,814,300	0.38	—	Unknown	—	Other

Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Assets Management Plan	26,436,800	0.37	—	Unknown	—	Other

Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	24,907,300	0.35	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions

Name of shareholders	Number of shares held without selling restrictions	Class and number of shares
		Class	Number

China Railway Guangzhou Group Co., Ltd.	2,629,451,300	Renminbi-denominated ordinary shares	2,629,451,300

HKSCC NOMINEES LIMITED (Note)		Renminbi-denominated ordinary shares	121,383,504
	1,538,497,803	Overseas listed foreign shares	1,417,114,299

Lin Naigang	124,000,000	Renminbi denominated ordinary shares	124,000,000

Li Wei	32,000,001	Renminbi denominated ordinary shares	32,000,001

Taiyuan Iron & Steel (Group) Company Limited	29,338,189	Renminbi-denominated ordinary shares	29,338,189

Li Haihong	28,541,961	Renminbi denominated ordinary shares	28,541,961

Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600

Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	26,814,300	Renminbi-denominated ordinary shares	26,814,300

Zhongou Fund — Agricultural Bank of China — Zhongo u CSI Financial Assets Management Plan	26,436,800	Renminbi-denominated ordinary shares	26,436,800

Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	24,907,300	Renminbi denominated ordinary shares	24,907,300

Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	121,383,504 A shares and 1,417,114,299 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3

Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐  Applicable     ✓  Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

✓ Applicable     ☐ Not applicable

Unit: ¥    Currency: RMB

Statement of Profit	Items	Jan-Mar 2021	Jan-Mar 2020		Movement (%)	Major reason analysis

(1)	Credit impairment loss	(42,504,173)	—		100.00	Recalculate according to the estimated credit loss rate stipulated by the railway transportation enterprise and reverse the credit impairment loss accrued in the previous year.

(2)	Net profit attributable to owners of the parent	(93,372,207)	(462,072,653)		N/A	Due to the effective control of the COVID-19 pandemic in PRC, the passenger and good transportation volume of the Company have recovered during the reporting period with increased income from operation of the Company.

Cash Flow Statement	Items	Jan – Mar 2021	Jan – Mar 2020		Movement (%)	Major reason analysis

(1)	Net cash flows from operating activities	(328,591,924)	392,515,63	3	(183.71)	Due to the payment of unpaid construction and equipment payables, material procurement expenses at the end of the previous year as well as deferred payment of labor union funds and employee education funds and supplementary pension insurance contributions.

(2)	Net cash flows from investing activities	(103,615,679)	(352,228,216)		N/A	Due to the decrease in fixed asset investment expenditures.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable     ✓ Not applicable

3.3	Commitments which have not been fulfilled during the reporting period

☐ Applicable     ✓ Not applicable

3.4

Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐ Applicable     ✓ Not applicable

Name of Company	Guangshen Railway Company Limited

Legal representative	Wu Yong

Date	27 April 2021

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

31 March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	31 March 2021	31 December 2020
Current assets:
Bank balances and cash	1,191,078,086	1,545,232,043
Trade receivables	4,491,509,847	3,721,676,955
Prepayments	9,860,344	5,124,452
Other receivables	595,941,983	595,861,776
Inventories	308,105,633	296,405,900
Other current assets	91,423,731	94,535,587
Total current assets	6,687,919,624	6,258,836,713
Non-current assets:
Debt investments	160,000,000	160,000,000
Long-term receivables	24,121,604	23,733,581
Long-term equity investments	196,283,289	196,848,985
Investments in other equity instruments	377,631,199	377,631,199
Fixed assets	22,889,422,153	23,016,083,082
Constructions-in-progress	2,480,474,217	2,778,675,953
Right-of-use assets	1,348,493,701	1,352,498,274
Intangible assets	1,818,191,922	1,831,303,551
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	44,734,725	43,888,542
Deferred income tax assets	521,904,817	422,953,733
Other non-current assets	36,914,500	36,743,643
Total non-current assets	30,179,426,733	30,521,615,149
Total assets	36,867,346,357	36,780,451,862

Combined Balance Sheet (Continued)

31 March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	31 March 2021	31 December 2020

Current liabilities:

Trade payables	4,895,209,734	4,988,615,141

Contract liabilities	253,015,556	215,305,381

Staff remuneration payable	497,880,795	442,701,969

Tax payable	68,279,972	63,638,806

Other payables	1,431,104,982	1,357,761,713

Other current liabilities	18,539,693	14,833,718

Non-current liabilities due within one year	62,162,500	61,880,000

Total current liabilities	7,226,193,232	7,144,736,728

Non-current liabilities:

Lease liabilities	1,316,813,434	1,315,693,163

Deferred income	103,714,040	104,938,887

Deferred income tax liabilities	132,240,845	58,912,559

Total non-current liabilities	1,552,768,319	1,479,544,609

Total liabilities	8,778,961,551	8,624,281,337

Owners’ equity (or shareholders’ equity):

Paid-in capital (or share capital)	7,083,537,000	7,083,537,000

Capital reserves	11,562,657,448	11,562,657,448

Other comprehensive income	181,940,940	181,940,940

Appropriative reserves	28,873,553	—

Surplus reserves	3,084,484,724	3,084,484,726

Retained earnings	6,183,252,155	6,280,219,138

Total equity attributable to owners (or shareholders’ equity) of the parent	28,124,745,820	28,192,839,252

Minority interests	(36,361,014)	(36,668,727)

Total owners’ equity (or shareholders’ equity)	28,088,384,806	28,156,170,525

Total liabilities and owners’ equity (or shareholders’ equity)	36,867,346,357	36,780,451,862

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng     Chief of Finance Department: Liu Qiyi

Company Balance Sheet

31 March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	31 March 2021	31 December 2020
Current assets:
Bank balances and cash	1,191,098,894	1,545,222,622
Trade receivables	4,488,707,498	3,716,035,332
Prepayments	5,583,994	5,106,139
Other receivables	595,711,717	751,430,086
Inventories	302,847,658	292,269,250
Other current assets	264,317,072	92,938,515
Total current assets	6,848,266,833	6,403,001,944
Non-current assets:
Debt investments	160,000,000	160,000,000
Long-term receivables	24,121,604	23,733,581
Long-term equity investments	278,814,748	279,380,444
Investments in other equity instruments	375,913,320	375,913,320
Fixed assets	22,821,960,684	22,946,937,504
Constructions-in-progress	2,480,474,217	2,778,675,953
Right-of-use assets	1,348,493,701	1,352,498,274
Intangible assets	1,552,443,568	1,562,722,321
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	43,345,736	42,614,082
Deferred income tax assets	424,074,353	434,550,411
Other non-current assets	7,438,514	7,267,658
Total non-current assets	29,798,335,051	30,245,548,154
Total assets	36,646,601,884	36,648,550,098

Company Balance Sheet (Continued)

31 March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	31 March 2021	31 December 2020
Current liabilities:
Trade payables	4,854,730,160	4,967,604,697
Contract liabilities	252,911,436	215,196,603
Staff remuneration payable	493,235,758	438,972,664
Tax payable	67,693,820	61,869,778
Other payables	1,095,223,821	1,003,783,793
Other current liabilities	18,539,693	14,833,718
Non-current liabilities due within one year	62,162,500	61,880,000
Total current liabilities	6,844,497,188	6,764,141,253
Non-current liabilities:
Lease liabilities	1,316,813,434	1,315,693,163
Deferred income	103,714,040	104,938,887
Total non-current liabilities	1,420,527,474	1,420,632,050
Total liabilities	8,265,024,662	8,184,773,303
Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Other comprehensive income	181,940,940	181,940,940
Appropriative reserves	28,873,553	—
Surplus reserves	3,084,484,726	3,084,484,726
Retained earnings	6,438,279,394	6,549,352,520
Total owners’ equity (or shareholders’ equity)	28,381,577,222	28,463,776,795
Total liabilities and owners’ equity (or shareholders’ equity)	36,646,601,884	36,648,550,098

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng     Chief of Finance Department: Liu Qiyi

Combined Statement of Profit

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020
I. Total revenues from operation	4,413,764,612	3,767,511,446
Include: Revenues from operation	4,413,764,612	3,767,511,446
II. Total operating costs	4,577,882,895	4,239,712,129
Include: Operating costs	4,498,687,910	4,151,476,780
Business tax and surcharges	11,096,089	9,141,028
Management expenses	57,805,062	73,137,987
Finance costs	10,293,834	5,956,334
Include: Interest expense	16,875,271	14,411,213
Interest income	6,805,008	6,902,315
Add: Other gains	4,128,123	3,827,381
Gains from investments (loss denoted by “-”)	(565,696)	1,730,891
Include: Gains from investments in associates and joint ventures	(565,696)	1,730,891
Credit impairment losses (loss denoted by “-”)	42,504,173	—
III. Profit from operation (loss denoted by “-”)	(118,051,683)	(466,642,411)
Add: Non-operating income	3,555,622	1,220,887
Less: Non-operating expenses	2,992,973	2,839,670

Combined Statement of Profit (Continued)

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020
IV. Gross profit (gross loss denoted by “-”)	(117,489,034)	(468,261,194)
Less: Income tax expenses	(24,424,539)	(7,000,092)
V. Net profit (net loss denoted by “-”)	(93,064,495)	(461,261,102)
(1) By continuous operation
1. Net profit from continuous operation (net loss denoted by “-”)	(93,064,495)	(461,261,102)
2. Net profit from discontinuous operation (net loss denoted by “-”)	—	—
(2) By ownership of the equity
1. Net profit attributable to owners of the parent (net loss denoted by “-”)	(93,372,207)	(462,072,653)
2. Profit or loss of minority shareholders (net loss denoted by “-”)	307,712	811,551
VI. Net other comprehensive income after tax	—	—
VII. Total comprehensive income	(93,064,495)	(461,261,102)
(1) Total comprehensive income attributable to owners of the parent	(93,372,207)	(462,072,653)
(2) Total comprehensive income attributable to minority shareholders	307,712	811,551
VIII.Earnings per share:
(1) Basic earnings per share (¥/share)	(0.013)	(0.065)
(2) Diluted earnings per share (¥/share)	(0.013)	(0.065)

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng     Chief of Finance Department: Liu Qiyi

Company Statement of Profit

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020
I. Revenues from operation	4,302,580,308	3,742,605,652
Less: Operating costs	4,409,194,612	4,105,512,245
Business tax and surcharges	10,370,863	9,004,330
Management expenses	53,094,863	68,618,356
Finance costs	10,348,073	6,061,958
Include: Interest expense	16,875,271	14,411,213
Interest income	6,707,421	6,742,058
Add:Other gains	3,053,122	3,611,253
Gains from investments (loss denoted by “-”)	(565,696)	1,730,891
Include: Gains from investments in associates and joint ventures	(565,696)	1,730,891
Credit impairment losses (loss denoted by “-”)	42,504,173	—
II. Profit from operation (loss denoted by “-”)	(135,436,504)	(441,249,093)
Add: Non-operating income	3,549,293	1,076,992
Less: Non-operating expenses	2,987,274	2,830,190
III. Gross profit (gross loss denoted by “-”)	(134,874,485)	(443,002,291)
Less: Income tax expenses	(23,801,359)	(6,376,974)

Company Statement of Profit (Continued)

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020
IV. Net profit (net loss denoted by “-”)	(111,073,126)	(436,625,317)
(1) Net profit from continuous operation (net loss denoted by “-”)	(111,073,126)	(436,625,317)
(2) Net profit from discontinuous operation (net loss denoted by “-”)	—	—
V. Net other comprehensive income after tax	—	—
VI. Total comprehensive income	(111,073,126)	(436,625,317)
VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng     Chief of Finance Department: Liu Qiyi

Combined Cash Flow Statement

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020

I. Cash flows from operating activities:

Cash received from sales of goods or rendering of services	3,176,340,726	2,710,559,217

Cash received relating to other operating activities	48,276,171	87,707,349

Sub-total of cash inflows from operating activities	3,224,616,897	2,798,266,566

Cash paid for goods purchased and services accepted	1,527,901,836	724,116,809

Cash paid to and on behalf of employees	1,769,375,631	1,394,043,055

Tax paid	103,567,319	257,684,809

Cash paid relating to other operating activities	152,364,035	29,906,260

Sub-total of cash outflows from operating activities	3,553,208,821	2,405,750,933

Net cash flows from operating activities	(328,591,924)	392,515,633

II. Cash flows from investing activities:

Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	93,802,016	10,787

Sub-total of cash inflows from investing activities	93,802,016	10,787

Cash paid to construct fixed assets, intangible assets and other long-term assets	197,417,695	352,239,003

Sub-total of cash outflows from investing activities	197,417,695	352,239,003

Net cash flows from investing activities	(103,615,679)	(352,228,216)

Combined Cash Flow Statement (Continued)

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020

III. Cash flows from financing activities:

Cash received relating to other financing activities	78,053,646	—

Sub-total of cash inflows from financing activities	78,053,646	—

Net cash flows from financing activities	78,053,646	—

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—

V. Net increase in cash and cash equivalents	(354,153,957)	40,287,417

Add:Balance of cash and cash equivalents at the beginning of the period	1,545,232,043	1,562,333,604

VI. Balance of cash and cash equivalents at the end of the period	1,191,078,086	1,602,621,021

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng Chief of Finance Department: Liu Qiyi

Company Cash Flow Statement

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

Items	The first quarter of 2021	The first quarter of 2020
I. Cash flows from operating activities:

Cash received from sales of goods or rendering of services	3,146,238,980	2,682,817,984

Cash received relating to other operating activities	48,155,445	68,286,119

Sub-total of cash inflows from operating activities	3,194,394,425	2,751,104,103

Cash paid for goods purchased and services accepted	1,518,182,546	719,193,148

Cash paid to and on behalf of employees	1,740,751,395	1,354,561,291

Tax paid	101,959,910	255,182,072

Cash paid relating to other operating activities	928,958,449	29,650,641

Sub-total of cash outflows from operating activities	4,289,852,300	2,358,587,152

Net cash flows from operating activities	(1,095,457,875)	392,516,951
II. Cash flows from investing activities:

Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	93,802,016	10,787

Sub-total of cash inflows from investing activities	93,802,016	10,787

Cash paid to construct fixed assets, intangible assets and other long-term assets	197,417,695	352,239,003

Sub-total of cash outflows from investing activities	197,417,695	352,239,003

Net cash flows from investing activities	(103,615,679)	(352,228,216)

Company Cash Flow Statement (Continued)

January to March 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥     Currency: RMB    Audit type: Unaudited

III. Cash flows from financing activities:

Cash received relating to other financing activities	844,949,826	—

Sub-total of cash inflows from financing activities	844,949,826	—

Net cash flows from financing activities	844,949,826	—

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—

V. Net increase in cash and cash equivalents	(354,123,728)	40,288,735

Add: Balance of cash and cash equivalents at the beginning of the period	1,545,222,622	1,562,323,909

VI. Balance of cash and cash equivalents at the end of the period	1,191,098,894	1,602,612,644

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng Chief of Finance Department: Liu Qiyi

4.2	Information of adjustments made to the opening financial statements for the year of first adoption of new revenue accounting standards and new lease accounting standards since 2020

☐ Applicable     ✓ Not applicable

4.3

Explanation of the retrospective adjustments made to the comparative figures of prior periods due to the first adoption of new revenue accounting standards and new lease accounting standards since 2020

☐ Applicable     ✓ Not applicable

4.4	Audit Report

☐ Applicable     ✓ Not applicable